                                                    FILE NO. 333-35789
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2


A.  Exact name of Trust: NUVEEN TAX-FREE UNIT TRUST, SERIES 967

B.  Name of Depositor:  JOHN NUVEEN & CO. INCORPORATED

C.  Complete address of Depositor's principal executive offices:

                        333 West Wacker Drive
                        Chicago, Illinois 60606

D.  Name and complete address of agents for service:

                        JOHN NUVEEN & CO. INCORPORATED
                        Attn: Gifford R. Zimmerman
                        333 West Wacker Drive
                        Chicago, Illinois 60606

                        CHAPMAN AND CUTLER
                        Attn: Eric F. Fess
                        111 West Monroe Street
                        Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ / immediately upon filing pursuant to paragraph (b)

/ / on October 20, 1997 pursuant to paragraph (b)
/ / 60 days after filing pursuant to paragraph (a)

/ / on October 20, 1997 pursuant to paragraph (a) of rule 485 or 486
E.  Title of securities being registered: An indefinite number of Units as permitted  by
    Rule 24f-2.

F.  Approximate  date of proposed sale  to the public: As  soon as practicable after the effective date of the Registration Statement.

/X/ Check box if it is  proposed that this filing will  become effective on October  20,
    1997 at 1:30 P.M. pursuant to Rule 487.

                     NUVEEN TAX-FREE UNIT TRUST, SERIES 967

                             CROSS-REFERENCE SHEET

                    PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933

                (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION 1 AS
                           TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS

          I. ORGANIZATION AND GENERAL INFORMATION
 1.  (a)  Name of trust                                 )  Prospectus Part A -- Cover Page
     (b)  Title of securities issued                    )
 2.  Name and address of Depositor                      )  Information About the Sponsor
 3.  Name and address of Trustee                        )  Information About the Trustee
 4.  Name and address of principal Underwriter          )  Information About the Sponsor
 5.  Organization of trust                              )  What Is The Nuveen Tax-Free Unit Trust?
 6.  Execution and termination of Trust Agreement       )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Information About The Trustee
                                                        )  Other Information
 7.  Changes of Name                                    )  *
 8.  Fiscal Year                                        )
 9.  Litigation                                         )

          II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
10.  General Information regarding trust's securities   )  Summary of Portfolios
                                                        )  Why and How are the Bonds Insured?
                                                        )  When Are Distributions Made to Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge?
                                                        )  How Bonds May Be Removed From The Trusts?
                                                        )  Information About the Trustee
                                                        )  Information About the Sponsor
                                                        )  Other Information
                                                        )  What Is The Tax Status of Unitholders?
11.  Type of securities comprising units                )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  What Are The Objectives Of The Trusts?
                                                        )  Why and How are the Bonds Insured?
12.  Certain information regarding                      )  *
     periodic payment certificates                      )
13.  (a)  Load, fees, expenses, etc.                    )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  Market For Units
                                                        )  What Is Accrued Interest?
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Summary Of Portfolios
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Certain information regarding                 )  *
          periodic payment certificates                 )

     (c)  Certain percentages                           )  How Is The Public Offering Price Determined?
                                                        )  Market For Units
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date Of Deposit?
                                                        )  What Is Accrued Interest?
     (d)  Certain other fees, etc. payable by holders   )  How Was The Price Of The Bonds Determined
                                                        )  At The Date Of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  Ownership And Transfer Of Units
     (e)  Certain profits receivable by depositor,      )  Composition Of Trusts
          principal underwriter, trustee or             )
          affiliated persons                            )
                                                        )  How Units May Be Purchased By The Sponsor

     (f)  Ratio of annual charges to income             )  *
14.  Issuance of trust's securities                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge
15.  Receipt and handling of payments                   )  *
     from purchasers                                    )
16.  Acquisition and Disposition of                     )  What Is The Nuveen Tax-Free Unit Trust?
     Underlying Securities                              )
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Why and How are the Bonds Insured?
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
                                                        )  Other Information
17.  Withdrawal or redemption                           )  Market For Units
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
18.  (a)  Receipt and disposition of income             )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Reinvestment of distributions                 )  Accumulation Plan
     (c)  Reserves or special funds                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
     (d)  Schedule of distributions                     )  *
19.  Records, accounts and reports                      )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
20.  Certain miscellaneous provisions of                )  Information About the Trustee
     Trust Agreement                                    )
                                                        )  Information About the Sponsor
                                                        )  Other Information
21.  Loans to security holders                          )  *
22.  Limitations on liability                           )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Information About The Trustee
23.  Bond arrangements                                  )  *
24.  Other material provisions of Trust Agreement.      )  *

          III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25.  Organization of Depositor                          )  Information About the Sponsor

26.  Fees received by Depositor                         )  *
27.  Business of Depositor                              )  Information About the Sponsor
28.  Certain information as to officials                )  *
     and affiliated persons of Depositor                )
29.  Voting Securities of Depositor                     )  Information About the Sponsor
30.  Persons controlling Depositor                      )
31.  Payments by Depositor for certain                  )
     services rendered to trust                         )
32.  Payments by Depositor for certain                  )  *
     other services rendered to trust                   )
33.  Remuneration of employees of Depositor             )
     for certain services rendered to trust             )
34.  Remuneration of other persons for                  )
     certain services rendered to trust                 )

          IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.  Distribution of trust's securities by states       )  *
36.  Suspension of sales of trust's securities          )
37.  Revocation of authority to distribute              )
38.  (a)  Method of distribution                        )
     (b)  Underwriting agreements                       )  How Units of The Trusts Are
                                                        )  Distributed To The Public
     (c)  Selling agreement                             )
39.  (a)  Organization of principal underwriter         )  Information About The Sponsor
     (b)  NASD membership of principal underwriter      )
40.  Certain fees received by principal underwriter     )  *
41.  (a)  Business of principal underwriter             )
     (b)  Branch offices of principal underwriter       )  *
     (c)  Salesmen of principal underwriter             )
42.  Ownership of trust's securities by                 )  *
     certain persons                                    )
43.  Certain brokerage commissions received             )  *
     by principal underwriter                           )
44.  (a)  Method of valuation                           )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
     (b)  Schedule as to offering price                 )  *
     (c)  Variation in offering price to                )  How Is the Public Offering Price
          certain persons                               )  Determined?
                                                        )  What Is Accrued Interest?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
45.  Suspension of redemption rights                    )  *
46.  (a)  Redemption valuation                          )  Unit Value and Evaluation
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
     (b)  Schedule as to redemption price               )  *
47.  Maintenance of position in underlying              )  How Is the Public Offering Price
     securities                                         )  Determined?
                                                        )  How Units May Be Purchased By The Sponsor

          V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.  Organization and regulation of Trustee             )  Information About The Trustee
49.  Fees and expenses of Trustee                       )  Part A -- Essential Information
                                                        )  What Are Normal Trust Operating Expenses?
50.  Trustee's lien                                     )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.  Insurance of holders of trust's securities         )  *

          VII. POLICY OF REGISTRANT
52.  (a)  Provisions of trust agreement with            )  What Are Normal Trust Operating
          respect to selection or elimination           )  Expenses?
          of underlying securities                      )
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
     (b)  Transactions involving elimination            )  *
          of underlying securities                      )
     (c)  Policy regarding substitution or              )  Summary of Portfolios
          elimination of underlying securities          )
                                                        )  Composition of Trusts
                                                        )  How Bonds May Be Removed From The Trusts
     (d)  Fundamental policy not otherwise covered      )  *
53.  Tax status of trust                                )  What Is The Tax Status Of Unitholders?

          VIII. FINANCIAL AND STATISTICAL INFORMATION
54.  Trust's securities during last ten years           )  *
55.                                                     )
56.  Certain information regarding                      )  *
     periodic payment certificate                       )
57.                                                     )
58.                                                     )

---------

* Inapplicable, omitted, answer negative or not required.

                                OCTOBER 20, 1997
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                NUVEEN CALIFORNIA INSURED TRUST 293
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 967)

                                               CUSIP NUMBERS:

                                               Monthly:               67065A 702
                                               Quarterly:             67065A 710
                                               Semi-Annually:         67065A 728


                   PROSPECTUS--PART A (SPECIFIC TERMS) -- 967
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED JULY 8, 1997, TO WHICH SUCH
                                   REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.


    California Insured Trust 293 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of California, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and California income tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 7 obligations issued by entities located in California. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         Health Care Facility Revenue                 28.6   %
         2         Dedicated-Tax Supported Revenue              28.5
         1         General Obligation                           14.3
         1         Municipal Lease Revenue                      14.3
         1         Water and/or Sewer Revenue                   14.3



    Approximately 28.6% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 28.2% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the Bonds or of Trust Units.

    The Trust is considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition. The Trust is also considered to be concentrated in Bonds of Dedicated-Tax Supported Revenue Issuers whose revenues are subject to certain risks including changes in the local economy and the ability to collect taxes in a timely fashion. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.


                             ESSENTIAL INFORMATION
               REGARDING THE NUVEEN CALIFORNIA INSURED TRUST 293
       ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, OCTOBER 17, 1997

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                  -------------------------------------------
The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,398,350
    Divided by Number of Units......................  $         97.10
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          5.00
    Public Offering Price Per Unit(1)...............  $        102.10
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         96.62
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         97.10
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.48
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          5.00
Average Maturity of Bonds in the Trust(2)...........       27.5 years


----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                               MONTHLY        QUARTERLY      SEMI-ANNUAL
                                             -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............  $    5.2679     $   5.2679      $   5.2679
      Less Estimated Annual Expense........  $     .2426     $    .2106      $    .1916
                                             -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................  $    5.0253     $   5.0573      $   5.0763
  Daily Rate of Accrual Per Unit...........  $    .01395     $   .01404      $   .01410
  ESTIMATED CURRENT RETURN(5)..............         4.92%          4.95 %          4.97 %
  ESTIMATED LONG TERM RETURN(5)............         4.92%          4.96 %          4.98 %
  Trustee's Annual Fees(6).................  $    1.5526     $   1.2326      $   1.0426
Date of Deposit...............................................................................October 20, 1997
Settlement Date...............................................................................October 23, 1997
Mandatory Termination Date................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.....................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7)...................................................$.03028 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.04 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, initial evaluation fees, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                                       NORMAL
                                                                                                                   DISTRIBUTIONS
                                          1997                                  1998                                  PER YEAR
-------------------------------------------------------------------------------------------------------------      --------------
Record Date*..........................       12/1            2/1            5/1            8/1           11/1
Distribution Date.....................      12/15           2/15           5/15           8/15          11/15
---------------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5719(1)                                                               $  5.0253
                                                                 --------$.4185 every month--------
Quarterly Distribution Plan...........  $   .5719(1)   $   .8424(2)   $  1.2636      $  1.2636      $  1.2636      $  5.0573
Semi-Annual Distribution Plan.........  $   .5719(1)                  $  2.1150(3)                  $  2.5380      $  5.0763
---------------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 5-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                            CALIFORNIA RISK FACTORS

    The financial condition of the State of California is affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by constitutional amendments, legislative measures, or voter initiatives on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State faces a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors, such as natural disasters and cutbacks in federal defense spending. The California economy continues to show weakness in manufacturing, particularly aerospace, construction, services and trade. California's population increase has resulted in traffic congestion, school overcrowding and high housing costs which have caused an increase demand for government services and which may impede future economic growth.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On December 7, 1994, Orange County, California, together with its pooled investment fund (the "POOLED FUND") filed for protection under Chapter 9 of the federal Bankruptcy Code. Many governmental entities kept moneys in the Pooled Fund.

    All outstanding general obligations bonds of the State are rated "A" by Standard and Poor's and "A1" by Moody's.

    Further information concerning California risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus. Investors should be aware that on August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act"). The Act reduces the maximum stated marginal tax rate for capital gains for certain investments held for more than 18 months to 20 percent (10 percent in the case of certain taxpayers in the lowest tax bracket). The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in Units.

                                     3 of 7

    In the opinion of Orrick, Herrington & Sutcliffe, L.L.P. special California counsel to the Trust, under existing California income and property tax law applicable to individuals who are California residents:

        The Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the income tax laws of California.

        Interest on the underlying securities (which may include bonds or other obligations issued by the governments of Puerto Rico, the Virgin Islands, Guam or the Northern Mariana Islands) which is exempt from tax under California personal income tax and property tax laws when received by the Trust will, under such laws, retain its status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax.

        Under California income tax law, each Unitholder in the Trust will have a taxable event when the Trust disposes of a security (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gain when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total tax cost of each Unit to a Unitholder is allocated among each of the bond issues held in the Trust (in accordance with the proportion of the Trust comprised by each bond issue) in order to determine his per unit tax cost for each bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per unit cost of each bond issue. Unitholders' bases in their Units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on securities delivered after the Unitholders' respective settlement dates.

        Under the California personal property tax laws, bonds (including the bonds in the Trust as well as "regular-way" and "when-issued" contracts for the purchase of bonds) or any interest therein is exempt from such tax.

        Any proceeds paid under the insurance policy issued to the Trustee of the fund with respect to the bonds in the Trust as well as "regular-way" and "when-issued" contracts for the purchase of bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

        Under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

                                     4 of 7

                      NUVEEN CALIFORNIA INSURED TRUST 293
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 967)
        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, OCTOBER 20, 1997



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   500,000      State of California, General Obligation Bonds,      2007 at 101        AAA         Aaa     $       479,680
                   5.125% Due 10/1/27. (When issued.)
    500,000      California Health Facilities Financing              2007 at 102        AAA         Aaa             481,745
                   Authority, Insured Revenue Bonds
                   (Cedars-Sinai Medical Center), Series 1997A,
                   5.25% Due 8/1/27. (When issued.)
    500,000      California Health Facilities Financing              2007 at 102        AAA         Aaa             476,035
                   Authority, Insured Refunding Revenue Bonds
                   (Sutter Health), Series 1997C, 5.125% Due
                   8/15/22.
    500,000      State Public Works Board of the State of            2006 at 102        AAA         Aaa             508,000
                   California, Lease Revenue Refunding Bonds
                   (Department of Corrections), 1996 Series B,
                   California State Prison-Monterey County
                   (Soledad II), 5.625% Due 11/1/19.
    500,000      State of California, Department of Water           2006 at 101.5       AAA         Aaa             494,450
                   Resources, Central Valley Project, Water
                   System Revenue Bonds, Series Q, 5.375% Due
                   12/1/27.
    500,000      Los Angeles County Metropolitan Transportation      2005 at 100        AAA         Aaa             465,960
                   Authority (California), Proposition C Sales
                   Tax Revenue Bonds, Second Senior Bonds,
                   Series 1995-A, 5.00% Due 7/1/25. (Original
                   issue discount bonds delivered on or about
                   July 26, 1995 at a price of 88.18% of
                   principal amount.)
    500,000      Thousand Oaks Redevelopment Agency (Ventura         2005 at 102        AAA         Aaa             492,480
                   County, California), Thousand Oaks Boulevard
                   Redevelopment Project, 1995 Tax Allocation
                   Refunding Bonds, 5.375% Due 12/1/25.
                   (Original issue discount bonds delivered on
                   or about November 21, 1995 at a price of
                   94.257% of principal amount.)
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,398,350
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into on October 17, 1997. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  California Insured Trust 293............  $ 3,388,802  $    9,548   $  184,375   $ 3,381,475


In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .48%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.

    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                      NUVEEN CALIFORNIA INSURED TRUST 293



                    (Nuveen Tax-Free Unit Trust, Series 967)



                             AS OF OCTOBER 20, 1997



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,398,350
Accrued interest to October 20, 1997 on underlying
  Bonds(1)........................................          48,918
Organizational costs(3)...........................           5,300
                                                    --------------
            Total.................................  $    3,452,568
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to October 20, 1997 on
     underlying Bonds(4)..........................  $       48,918
    Accrued organizational costs(3)...............           5,300
                                                    --------------
            Total.................................  $       54,218
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,573,433
        Less: Gross underwriting commission(6)....        (175,083)
                                                    --------------
    Net amount applicable to investors............  $    3,398,350
                                                    --------------
            Total.................................  $    3,452,568
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF CALIFORNIA INSURED TRUST 293:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of California Insured Trust 293 (contained in Nuveen Tax-Free Unit Trust, Series
967), as of October 20, 1997. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of California Insured Trust 293 as of October 20, 1997, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
October 20, 1997.


                                     7 of 7

                                OCTOBER 20, 1997
                             SUBJECT TO COMPLETION

                                           A

NUVEEN               NUVEEN PENNSYLVANIA INSURED TRUST 229
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 967)

                                               CUSIP NUMBERS:

                                               Monthly:               6706H7 318
                                               Quarterly:             6706H7 326
                                               Semi-Annually:         6706H7 334


                   PROSPECTUS--PART A (SPECIFIC TERMS) -- 967
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS DATED JULY 8, 1997, TO WHICH SUCH
                                   REFERENCE
   HEREIN APPLIES. BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE
                                   REFERENCE.



    Pennsylvania Insured Trust 229 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Pennsylvania, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Pennsylvania state and local income taxes, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 8 obligations issued by entities located in Pennsylvania. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         General Obligation                           34.2   %
         2         Health Care Facility Revenue                 28.6
         1         Education Revenue                            14.3
         1         Water and/or Sewer Revenue                   14.3
         1         Transportation                                8.6



    Approximately 14.3% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 10.9% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.7% of the aggregate principal amount and 2.4% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the Bonds or of Trust Units.

    The Trust is considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.


                             ESSENTIAL INFORMATION
              REGARDING THE NUVEEN PENNSYLVANIA INSURED TRUST 229
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT,  OCTOBER 17, 1997

         Sponsor and Evaluator.......... John Nuveen & Co. Incorporated
         Trustee.............................. The Chase Manhattan Bank
                  -------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     1,750,000
Number of Units.....................................           17,500
Fractional Undivided Interest in Trust Per Unit.....         1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     1,667,091
    Divided by Number of Units......................  $         95.26
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.91
    Public Offering Price Per Unit(1)...............  $        100.17
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         94.77
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.26
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.40
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.91
Average Maturity of Bonds in the Trust(2)...........       27.4 years


----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.0679         $5.0679        $5.0679
      Less Estimated Annual Expense........          $.2660          $.2340         $.2150
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $4.8019         $4.8339        $4.8529
  Daily Rate of Accrual Per Unit...........         $.01333         $.01342        $.01348
  ESTIMATED CURRENT RETURN(5)..............            4.79%           4.83%          4.84 %
  ESTIMATED LONG TERM RETURN(5)............            4.91%           4.94%          4.96 %
  Trustee's Annual Fees(6).................         $1.5218         $1.2018        $1.0118
Date of Deposit...................................................................................October 20, 1997
Settlement Date...................................................................................October 23, 1997
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.03428 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.04 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, initial evaluation fees, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                                       NORMAL
                                                                                                                   DISTRIBUTIONS
                                          1997                                  1998                                  PER YEAR
-------------------------------------------------------------------------------------------------------------      --------------
Record Date*..........................       12/1            2/1            5/1            8/1           11/1
Distribution Date.....................      12/15           2/15           5/15           8/15          11/15
---------------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5465(1)                                                               $  4.8019
                                                              --------   $.3999 every month   --------
Quarterly Distribution Plan...........  $   .5465(1)   $   .8052(2)   $  1.2078      $  1.2078      $  1.2078      $  4.8339
Semi-Annual Distribution Plan.........  $   .5465(1)                  $  2.0220(3)                  $  2.4264      $  4.8529
---------------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 5-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                           PENNSYLVANIA RISK FACTORS

    The financial condition of the Commonwealth of Pennsylvania is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Historically, the Commonwealth has experienced significant revenue shortfalls.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the Commonwealth continues to be dependent on heavy industry and manufacturing. These sectors tend to be cyclical and are facing increasing competition from foreign producers.

    The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the Commonwealth are rated AA-by Standard and Poor's and A1 by Moody's.

    Further information concerning Pennsylvania risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus. Investors should be aware that on August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act"). The Act reduces the maximum stated marginal tax rate for capital gains for certain investments held for more than 18 months to 20 percent (10 percent in the case of certain taxpayers in the lowest tax bracket). The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in Units.

    In the opinion of Dechert Price & Rhoads, special Pennsylvania counsel to the Trust, under existing law:

    Units evidencing fractional undivided interests in the Trust are not subject to any of the personal property taxes presently in effect in Pennsylvania to the extent of that proportion of the Trust represented by Bonds issued by the Commonwealth of Pennsylvania, its agencies and instrumentalities, or by any county, city, borough, town, township, school district, municipality and local housing or parking authority in the Commonwealth of Pennsylvania or issued by Puerto Rico, the Virgin Islands, Guam or the Northern Mariana Islands ("Pennsylvania Bonds"). The taxes referred to above include the County Personal Property Tax, the additional personal property taxes imposed on Pittsburgh residents by the School

                                     3 of 7

District of Pittsburgh and by the City of Pittsburgh. The City of Pittsburgh, the School District of Pittsburgh and Allegheny County cannot impose personal property taxes as of January 1, 1995. Trust Units may be taxable under the Pennsylvania inheritance and estate taxes.

    The proportion of interest income representing interest income from Pennsylvania Bonds distributed to Unitholders of the Trust is not taxable under the Pennsylvania Personal Income Tax or under the Corporate Net Income Tax imposed on corporations by Article IV of the Tax Reform Code. Nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals.

    The disposition by the Trust of a Pennsylvania Bond (whether by sale, exchange, redemption or payment at maturity) will not constitute a taxable event to a Unitholder under the Pennsylvania Personal Income Tax if the Pennsylvania Bond was issued prior to February 1, 1994. Further, although there is no published authority on the subject, counsel is of the opinion that (i) a Unitholder of the Trust will not have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph (other than the Corporate Net Income Tax) upon the redemption or sale of his Unit to the extent that the Trust is then comprised of Pennsylvania Bonds issued prior to February 1, 1994 and (ii) the dispositions by the Trust of a Pennsylvania Bond (whether by sale, exchange, redemption or payment at maturity) will not constitute a taxable event to a Unitholder under the Corporate Net Income Tax or the Philadelphia School District Investment Income Tax if the Pennsylvania Bond was issued prior to February 1, 1994. (The School District tax has no application to gain on the disposition of property held by the taxpayer for more than six months.)

    Gains on the sale, exchange, redemption, or payment at maturity of a Pennsylvania Bond issued on or after February 1, 1994, will be taxable under all of these taxes, as will gains on the redemption or sale of a unit to the extent that the Trust is comprised of Pennsylvania Bonds issued on or after February 1, 1994.

                                     4 of 7

                     NUVEEN PENNSYLVANIA INSURED TRUST 229
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 967)
        SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, OCTOBER 20, 1997



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
 Principal         by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   150,000      County of Allegheny, Pennsylvania, Airport          2008 at 101        AAA         Aaa     $       141,750
                   Revenue Refunding Bonds, Series 1997B
                   (Pittsburgh International Airport), 5.00% Due
                   1/1/19. (Original issue discount bonds
                   delivered on or about October 6, 1997 at a
                   price of 94.852% of principal amount.)
    250,000      Allegheny County Hospital Development Authority     2005 at 102        AAA         Aaa             245,538
                   (Pennsylvania), Health Center Revenue Bonds,
                   Series of 1995 (University of Pittsburgh
                   Medical Center System), 5.375% Due 12/1/25.
    250,000      Allegheny County Sanitary Authority, Allegheny      2007 at 102        AAA         Aaa             247,343
                   County, Pennsylvania, Sewer Revenue Bonds,
                   Series of 1997, 5.375% Due 12/1/24.
    250,000      Bellefonte Area School District (Centre County,     2006 at 100        AAA         Aaa             250,625
                   Pennsylvania), General Obligation Bonds,
                   Series of 1996, 5.50% Due 5/15/26.
    250,000      Dauphin County General Authority                    2007 at 101        AAA         Aaa             250,000
                   (Pennsylvania), Health System Revenue Bonds,
                   Series of 1997 (Pinnacle Health System
                   Project), 5.50% Due 5/15/27.
    250,000      Jim Thorpe Area School District (Carbon County,     2007 at 100        AAA         Aaa             246,250
                   Pennsylvania), General Obligation Bonds,
                   Series A of 1997, 5.375% Due 3/15/27.
    100,000      Lower Pottsgrove Township Authority (Montgomery  No Optional Call      AAA         Aaa              40,355
                   County, Pennsylvania), Guaranteed Sewer
                   Revenue Bonds, Series A of 1995, 0.00% Due
                   11/1/14. (Original issue discount bonds
                   delivered on or about July 6, 1995 at a price
                   of 32.518% of principal amount.)(General
                   Obligation Bonds.)
    250,000      Montgomery County Industrial Development            2007 at 100        AAA         Aaa             245,230
                   Authority (Pennsylvania), Revenue Bonds,
                   Series of 1997 (The Hill School Project),
                   5.35% Due 8/15/27.
-----------                                                                                                 ---------------
$ 1,750,000                                                                                                 $     1,667,091
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into on October 17, 1997. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  Pennsylvania Insured Trust 229..........  $ 1,660,895  $    6,196   $   88,688   $ 1,658,591



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .49%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                     NUVEEN PENNSYLVANIA INSURED TRUST 229



                    (Nuveen Tax-Free Unit Trust, Series 967)



                             AS OF OCTOBER 20, 1997



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    1,667,091
Accrued interest to October 20, 1997 on underlying
  Bonds(1)........................................          26,251
Organizational costs(3)...........................           3,000
                                                    --------------
            Total.................................  $    1,696,342
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to October 20, 1997 on
     underlying Bonds(4)..........................  $       26,251
    Accrued organizational costs(3)...............           3,000
                                                    --------------
            Total.................................  $       29,251
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (17,500)
      Cost to investors(5)........................  $    1,752,980
        Less: Gross underwriting commission(6)....         (85,889)
                                                    --------------
    Net amount applicable to investors............  $    1,667,091
                                                    --------------
            Total.................................  $    1,696,342
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF PENNSYLVANIA INSURED TRUST 229:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Pennsylvania Insured Trust 229 (contained in Nuveen Tax-Free Unit Trust, Series
967), as of October 20, 1997. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Pennsylvania Insured Trust 229 as of October 20, 1997, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
October 20, 1997.


                                     7 of 7

                                           B

NUVEEN  Tax-Free Unit Trusts
             PROSPECTUS -- PART B
            (GENERAL TERMS)

              JULY 8, 1997


THIS  PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART
A. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413 OR (800) 257-8787.

INTEREST INCOME TO A TRUST AND TO UNITHOLDERS, IN THE OPINION OF COUNSEL, UNDER EXISTING LAW IS EXEMPT FROM FEDERAL INCOME TAX. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX. IN ADDITION, INTEREST INCOME OF STATE TRUSTS IS, IN THE OPINION OF COUNSEL, EXEMPT, TO THE EXTENT INDICATED, FROM STATE AND LOCAL TAXES. INTEREST INCOME OF ANY TRUST OTHER THAN A STATE TRUST MAY BE SUBJECT TO STATE AND LOCAL TAXES.

CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS INTEREST ACCRUED TO THE DATE OF SETTLEMENT. MINIMUM PURCHASE--EITHER $5,000 OR 50 UNITS, WHICHEVER IS LESS.


THIS NUVEEN TAX-FREE UNIT TRUST SERIES consists of the underlying separate unit investment trusts set forth in Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase Bonds and, thereafter, will consist of a diversified portfolio of obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof (see "Schedule of Investments" appearing in Part A of this Prospectus). Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. All obligations in each Traditional Trust are rated in the category "A" or better by Standard & Poor's, a division of The McGraw Hill Companies ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's") or Fitch Investors Service, Inc. ("Fitch") on the Date of Deposit. All obligations in each Insured Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. All such policies of insurance remain effective so long as the obligations are outstanding. As a result of such insurance, the Bonds in each portfolio of the Insured Trusts have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/ or "AAA" by Standard & Poor's. INSURANCE RELATES ONLY TO THE BONDS IN THE INSURED TRUSTS AND NOT TO THE UNITS OFFERED HEREBY OR TO THEIR MARKET VALUE. (See "WHY AND HOW ARE THE BONDS INSURED?")



THE OBJECTIVES of a Trust are tax-exempt income and conservation of capital through a diversified investment in tax-exempt Bonds. The payment of interest and the preservation of principal are, of course, dependent upon the continuing ability of the issuers of Bonds and of any insurer thereof to meet their obligations thereunder. There is no guarantee that a Trust's objectives will be achieved. (See "RISK FACTORS.")


DISTRIBUTIONS of interest received by a Trust will be made semi-annually unless the Unitholder elects to receive them monthly or quarterly. (See "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?") Distribution of funds in the Principal Account, if any, will ordinarily be made semi-annually.


FOR ESTIMATED LONG TERM RETURNS AND ESTIMATED CURRENT RETURNS to Unitholders on the business day prior to the Date of Deposit, see Part A of this Prospectus and "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?"



THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is equal to a pro rata share of the OFFERING prices of the Bonds in such Trust's portfolio plus a sales charge of up to 4.90% of the Public Offering Price (equivalent to 5.152% of the net amount invested); the sales charge is somewhat lower on Trusts with lesser average maturities. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?") The Secondary Market Public Offering Price per Unit for each Trust will be equal to a pro rata share of the sum of BID prices of the Bonds in such Trust plus the sales charges determined based on the number of years remaining to the maturity of each Bond. Accrued interest from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?")



A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the BID prices of the Bonds. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Bonds on the date of tender for redemption. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor, although not required to do so, intends to make a secondary market for the Units of the Trusts at prices based upon the BID prices of the Bonds in the respective Trusts. (See "MARKET FOR UNITS.")


RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a Bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See Part A of this Prospectus and "RISK FACTORS."

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION OR  ANY  STATE  SECURITIES  COMMISSION NOR  HAS  THE  SECURITIES  AND
EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NUVEEN  Tax-Free Unit Trusts


      TABLE OF CONTENTS                                  PAGE
      WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?            4
      WHAT ARE THE OBJECTIVES OF THE TRUSTS?             4
      SUMMARY OF PORTFOLIOS                              4
      RISK FACTORS                                       5
      COMPOSITION OF TRUSTS                              6
      WHY AND HOW ARE THE BONDS INSURED?                 8
      HOW IS THE PUBLIC OFFERING PRICE DETERMINED?       9
      MARKET FOR UNITS                                   11
      WHAT IS ACCRUED INTEREST?                          12
      WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED
      CURRENT RETURN?                                    12
      HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE
      DATE
      OF DEPOSIT?                                        13
      WHAT IS THE TAX STATUS OF UNITHOLDERS?             13
      WHAT ARE NORMAL TRUST OPERATING EXPENSES?          15
      WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?        16
      ACCUMULATION PLAN                                  17
      HOW DETAILED ARE REPORTS TO UNITHOLDERS?           17
      UNIT VALUE AND EVALUATION                          17
      HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE
      PUBLIC                                             18
      OWNERSHIP AND TRANSFER OF UNITS                    19
      HOW UNITS MAY BE REDEEMED WITHOUT CHARGE           20
      HOW UNITS MAY BE PURCHASED BY THE SPONSOR          21
      HOW BONDS MAY BE REMOVED FROM THE TRUSTS           21
      INFORMATION ABOUT THE TRUSTEE                      21
      INFORMATION ABOUT THE SPONSOR                      22
      OTHER INFORMATION                                  22

  NUVEEN  Tax-Free Unit Trusts


      TOPICAL INDEX                                              PAGE
      Accrued Interest                                           12
      Accumulation Plan                                          17
                                                           Information
      Bond Ratings, Description of                         Supplement
      Bonds, Initial Determination of Offering Price             13
      Bonds, How Selected                                        4
      Bonds, Limited Right of Substitution                       7
      Bonds, Removal from a Trust                                21
      Call Provisions of Portfolio Bonds                         7
      Capital Gains Taxability                                   14
      Composition of Trusts                                      7
      Dealer Discounts                                           18
      Distributions to Unitholders                               16
                                                                 Part
      Distribution Payment Dates                                 A,16
      Distribution of Units to the Public                        18
                                                                 Part
      Essential Information Regarding the Trusts                 A,12
                                                                 Part
      Estimated Long Term Return and Estimated Current Return    A,12
      Evaluation                                                 17
      Expenses for Normal Trust Operation                        15
      Indenture, Amendment of                                    22
      Indenture, Termination of                                  22
      Insurance on the Bonds                                     8
      Interest Account Distributions                             Part A
      Legal Opinion                                              23
      Limitations on Liabilities of Sponsor and Trustee          21
      Market for Units                                           11
      Minimum Transaction                                        18
      Objectives of the Trusts                                   4
      Optional Distribution Plan                                 16
      Other Information                                          22
      Ownership and Transfer of Units                            19
      Principal Account Distributions                            16
      Public Offering Price of Units                             9
      Purchase of Units by Sponsor                               21
      Quantity Purchases                                         9
                                                                 Part
      Record Dates                                               A,16
      Redemption of Units Without Charge                         20
      Report of Independent Public Accountants                   Part A
      Reports to Unitholders                                     17
      Risk Factors                                               5
      Sales Charge                                               10
      Schedules of Investments                                   Part A
      Sponsor, Information About                                 22
      State Tax Status                                           Part A
      Statements of Condition                                    Part A
      Successor Trustees and Sponsors                            22
      Supplemental Information                                   23
      Tax Status of Unitholders                                  13
      Trustee, Information About                                 21
      Units, Description of                                      4

WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?


This Nuveen Tax-Free Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Unit Trusts are collectively referred to herein as the "Trusts"; the trusts in which few or none of the Bonds are insured are sometimes referred to as the "Traditional Trusts," the trusts in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Trusts," and the state trusts (both Traditional and Insured) are sometimes referred to as the "State Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").



    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Trust. See "SUMMARY OF PORTFOLIOS" and "RISK FACTORS" for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF TRUSTS."



    Payment of interest on the Bonds in each Insured Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO THE BONDS IN ANY TRADITIONAL TRUST.


    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

WHAT ARE THE OBJECTIVES OF THE TRUSTS?


The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Trusts, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the Bonds in the Insured Trusts are rated "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's. (See "WHY AND HOW ARE THE BONDS INSURED?") All obligations in each Traditional Trust are rated in the category "A" or better (SP-1, MIG 2 or F-2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Trust) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Trusts may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.


SUMMARY OF PORTFOLIOS


In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds (see "WHAT ARE THE OBJECTIVES OF THE TRUSTS?" for a description of minimum rating standards), (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Trusts only, the availability of MBIA Insurance Corporation insurance on such Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?")

RISK FACTORS


An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. Each Trust consists of fixed-rate municipal debt obligations. As such, the value of the debt obligations and therefore of the Units will decline with increases in interest rates. In general, the longer the period until the maturity of a Bond, the more sensitive its value will be to fluctuations in interest rates. The Sponsor cannot predict the extent or timing of such fluctuations and, accordingly, their effect upon the value of the Bonds. Additional risk factors include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, "mandatory put" features, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payments of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. With respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest or the Standard & Poor's "AAA", the Moody's "Aaa" or the Fitch "AAA" ratings of the Bonds in the Insured Trust portfolio. The Bonds described below may be subject to special or extraordinary redemption provisions. For economic risks specific to the individual Trusts, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.



    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.



    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.


    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.


    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.


    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.


    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

    Certain bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.

COMPOSITION OF TRUSTS

Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.


    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.


    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and;
(iii) cost to the Trust. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.


    All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds.



    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.


    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

WHY AND HOW ARE THE BONDS INSURED?


Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "Insurer"). Certain of the Bonds in an Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The claims-paying ability of both the Insurer and the Association was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issues insured by either the Insurer or the Association "Aaa" and short-term loans "MIG 1." Fitch, upon request, rates all bond issues insured by the Insurer or the Association "AAA" and short-term loans "F-1." All such ratings designate the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).



    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.



    If a Bond in a Traditional Trust is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.



    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.



    As of December 31, 1995 the Insurer had admitted assets of $3.8 billion (audited), total liabilities of $2.5 billion (audited), and total capital and surplus of $1.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1996, the Insurer had admitted assets of $4.3 billion (unaudited), total liabilities of $2.9 billion (unaudited), and total capital and surplus of $1.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    The Association is comprised of the five insurance companies set forth in the following table, which provides certain unaudited financial information with respect to each of the five insurance companies comprising the Association.


                      MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                             AS OF MARCH 31, 1995.
                                (000'S OMITTED)



                                                                               NEW YORK      NEW YORK       NEW YORK
                                                                              STATUTORY     STATUTORY    POLICYHOLDERS
                                                                                ASSETS     LIABILITIES      SURPLUS
                                                                             ------------  ------------  --------------
The AEtna Casualty & Surety Company........................................  $ 10,225,604  $  8,312,158  $   1,913,446
Fireman's Fund Insurance Company...........................................     7,126,217     5,116,059      2,010,158
The Travelers Indemnity Company............................................    10,461,356     8,654,130      1,807,226
CIGNA Property and Casualty Company (formerly Aetna Insurance Company).....     4,260,177     3,637,513        622,664
The Continental Insurance Company..........................................     3,060,583     2,380,723        679,860
                                                                             ------------  ------------  --------------
        Total..............................................................  $ 35,133,937  $ 28,100,583  $   7,033,354
                                                                             ------------  ------------  --------------
                                                                             ------------  ------------  --------------



    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.


    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement--for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

HOW IS THE PUBLIC OFFERING PRICE DETERMINED?

The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Trust made by the Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."


    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                                                                                              NATIONAL AND
                                                                                                                 STATE
                                          NATIONAL AND STATE LONG TERM                                        INTERMEDIATE
                                                     TRUSTS                   LONG INTERMEDIATE TRUSTS           TRUSTS
                                          -----------------------------     -----------------------------     ------------
                                            PERCENT          PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET             OF
                                            OFFERING          AMOUNT          OFFERING          AMOUNT          OFFERING
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED          PRICE
----------------------------------------  ------------     ------------     ------------     ------------     ------------
Less than 500...........................         4.90 %          5.152 %           4.25 %          4.439 %           3.90%
500 but less than 1,000.................         4.75            4.987             4.15            4.330             3.70
1,000 but less than 2,500...............         4.50            4.712             3.85            4.004             3.50
2,500 but less than 5,000...............         4.25            4.439             3.60            3.734             3.25
5,000 but less than 10,000..............         3.50            3.627             3.35            3.466             3.00
10,000 but less than 25,000.............         3.00            3.093             3.00            3.093             2.75
25,000 but less than 50,000.............         2.50            2.564             2.50            2.564             2.50
50,000 or more..........................         2.00            2.041             2.00            2.041             2.00


                                            PERCENT
                                             OF NET
                                             AMOUNT
            NUMBER OF UNITS*                INVESTED
----------------------------------------  ------------
Less than 500...........................        4.058 %
500 but less than 1,000.................        3.842
1,000 but less than 2,500...............        3.627
2,500 but less than 5,000...............        3.359
5,000 but less than 10,000..............        3.093
10,000 but less than 25,000.............        2.828
25,000 but less than 50,000.............        2.564
50,000 or more..........................        2.041

                                            NATIONAL AND STATE SHORT
                                               INTERMEDIATE TRUSTS                SHORT TERM TRUSTS
                                          -----------------------------     -----------------------------
                                            PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET
                                            OFFERING          AMOUNT          OFFERING          AMOUNT
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED
----------------------------------------  ------------     ------------     ------------     ------------
Less than 500...........................         3.00 %          3.093 %           2.50 %          2.564 %
500 but less than 1,000.................         2.80            2.881             2.30            2.354
1,000 but less than 2,500...............         2.60            2.670             2.10            2.145
2,500 but less than 5,000...............         2.35            2.407             1.85            1.885
5,000 but less than 10,000..............         2.10            2.145             1.60            1.626
10,000 but less than 25,000.............         1.85            1.885             1.35            1.368
25,000 but less than 50,000.............         1.80            1.833             1.25            1.266
50,000 or more..........................         1.50            1.523             1.15            1.163

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in the Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0            0            0            0
1 but less than 2.............     1.523 %     1.446 %      1.369 %      1.317 %      1.215 %      1.061 %       .900 %       .750 %
2 but less than 3.............     2.041       1.937        1.833        1.729        1.626        1.420        1.225        1.030
3 but less than 4.............     2.564       2.433        2.302        2.175        2.041        1.781        1.546        1.310
4 but less than 5.............     3.093       2.961        2.828        2.617        2.459        2.175        1.883        1.590
5 but less than 7.............     3.627       3.433        3.239        3.093        2.881        2.460        2.165        1.870
7 but less than 10............     4.167       3.951        3.734        3.520        3.239        2.828        2.489        2.150
10 but less than 13...........     4.712       4.467        4.221        4.004        3.788        3.253        2.842        2.430
13 but less than 16...........     5.263       4.988        4.712        4.439        4.167        3.627        3.169        2.710
16 or more....................     5.820       5.542        5.263        4.987        4.603        4.004        3.500        3.000

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Trust, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.


    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.



    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "WHAT IS ACCRUED INTEREST?"



    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).



    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.


    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS


During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?") In connection with its secondary marketmaking activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.


    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?")


WHAT IS ACCRUED INTEREST?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated herein. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units.


    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.


WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?


The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.



    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.



    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?")


    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?


The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Trusts and insured Bonds in Traditional Trusts, Kenny S&P evaluated the Bonds as so insured. (See "WHY AND HOW ARE THE BONDS INSURED?")


    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

WHAT IS THE TAX STATUS OF UNITHOLDERS?


At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any special review for the Trusts of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.


    Federally tax-exempt income, including income on Units of the Trusts, will be taken into consideration in computing the portion, if any, of social security benefits received that will be included in a taxpayer's gross income subject to the Federal income tax.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of tax-exempt accrued interest or accrued original issue discount, if any.) Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.



    The "Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.


    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:


    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Code will retain its status when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"). See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;



    (2) each Unitholder of a Trust is considered to be the owner of a pro rata portion of such Trust under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when the Trust disposes of a Bond or when the Unitholder redeems or sells Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) during the period from the Unitholders settlement date to the date such Bonds are delivered to the respective Trusts and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; and



    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds. Paragraph (2) of this opinion is accordingly applicable to policy proceeds representing maturing interest.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.

    For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.


    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.



    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if enacted, would generally extend the financial institution rules to all corporations, effective for obligations acquired after the date of announcement. Investors with questions regarding this issue should consult with their tax advisers.



    In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.


    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain specified tax-exempt private activity bonds is included as a preference item. The Trusts do not include any such bonds.


    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. However, the Superfund Tax could be extended retroactively. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.



    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.



    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.


WHAT ARE NORMAL TRUST OPERATING EXPENSES?

No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive a fee as set forth in "Essential Information" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio. (See "UNIT VALUE AND EVALUATION.")

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Essential Information" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Trust for that portion of the Trust that represents a particular plan of distribution. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Interest and

Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.


    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts have been paid in full prior to the deposit of the Bonds in the Trusts, and the value of such insurance has been included in the evaluation of the Bonds in each Trust and accordingly in the Public Offering Price of Units of each Trust. There are no annual continuing premiums for such insurance.


    All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the first five years of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.


    The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?

Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

    The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

    The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")


    As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.


ACCUMULATION PLAN


The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.


Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW DETAILED ARE REPORTS TO UNITHOLDERS?


The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.


UNIT VALUE AND EVALUATION


The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or
(4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.

HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC


Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.


    Promptly following the deposit of Bonds in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The  Sponsor plans to allow a discount  to brokers and dealers in connection
with  the  primary  distribution   of  Units  and   also  in  secondary   market
transactions. The primary market discounts are as follows:

                                                         DISCOUNT PER UNIT
                                --------------------------------------------------------------------
                                 NATIONAL    LONG INTER-                  SHORT INTER-
                                AND STATE      MEDIATE     INTERMEDIATE      MEDIATE     SHORT TERM
NUMBER OF UNITS*                  TRUSTS       TRUSTS         TRUSTS         TRUSTS        TRUSTS
------------------------------  ----------  -------------  -------------  -------------  -----------
Less than 500.................    $3.20         $2.90          $2.70          $2.00         $1.50
500 but less than 1,000.......     3.20         2.90           2.70           2.00          1.50
1,000 but less than 2,500.....     3.20         2.70           2.50           1.80          1.30
2,500 but less than 5,000.....     3.20         2.45           2.25           1.55          1.05
5,000 but less than 10,000....     2.50         2.45           2.25           1.55          1.05
10,000 but less than 25,000...     2.00         2.00           2.00           1.30           .80
25,000 but less than 50,000...     1.75         1.75           1.75           1.30           .60
50,000 or more................     1.75         1.50           1.50           1.00           .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30%      1.20%      1.10%      1.00%      .90%        .73%       .634%       .538%
3 but less than 4.........    1.60%      1.45%      1.35%      1.25%      1.10%       .90%       .781%       .662%
4 but less than 5.........    2.00%      1.85%      1.75%      1.55%      1.40%      1.25%       1.082%      .914%
5 but less than 7.........    2.30%      2.15%      1.95%      1.80%      1.65%      1.50%       1.320%      1.140%
7 but less than 10........    2.60%      2.45%      2.25%      2.10%      1.95%      1.70%       1.496%      1.292%
10 but less than 13.......    3.00%      2.80%      2.60%      2.45%      2.30%      2.00%       1.747%      1.494%
13 but less than 16.......    3.25%      3.15%      3.00%      2.75%      2.50%      2.15%       1.878%      1.606%
16 or more................    3.50%      3.50%      3.40%      3.35%      3.00%      2.50%       2.185%      1.873%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the foregoing dealer concessions from time to time.


    At the discretion of the Sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified number of Units of an individual Trust during the primary offering period as set forth in the table below. For firms that meet the necessary volume level for a Trust, volume incentives may be given on all trades involving that Trust originated from or by that firm during the primary offering period.



Primary Market Volume Incentives



                                   PER TRUST SALES LEVEL
AVERAGE MATURITY                     DURING THE PRIMARY      VOLUME INCENTIVE
OF TRUST                              OFFERING PERIOD            PER UNIT
-------------------------------  --------------------------  -----------------
Less than 6 years                      At least 5,000 Units      $    0.05
6 but less than 15 years               At least 2,500 Units      $    0.10
15 years or more                       At least 2,500 Units      $    0.20



    In addition, a volume incentive of $2.50 per $1,000 of Units sold can be earned by dealer firms as a marketing allowance for secondary market sales of at least $1 million of Nuveen Unit Trust units per calendar quarter.



    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.



    Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?")


    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee unless the Unitholder expressly requests that the purchased Units be evidenced in Certificate form. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

HOW UNITS MAY BE REDEEMED WITHOUT CHARGE


Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption
Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.



    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.



    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.


    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "HOW BONDS MAY BE REMOVED FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.


    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.


    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal

Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE TRUSTS

Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See Part A of this Prospectus and "RISK FACTORS" for a discussion of call provisions of portfolio Bonds.


    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.


    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in the Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.

INFORMATION ABOUT THE TRUSTEE

The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR


Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.



    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of almost a century of investment experience, including one of the most recognized research departments in the industry.



    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 11 regional offices.



    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trusts' sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.


OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Trusts, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.


    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal
Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.


LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual state Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

                          NUVEEN  Tax-Free Unit Trusts


                              PROSPECTUS -- PART B
                                  JULY 8, 1997



                 SPONSOR             John Nuveen & Co. Incorporated
                                     333 West Wacker Drive
                                     Chicago, IL 60606-1286
                                     Telephone: 312.917.7700

                                     Swiss Bank Tower
                                     10 East 50th Street
                                     New York, NY 10022
                                     212.207.2000

                 TRUSTEE             The Chase Manhattan Bank
                                     4 New York Plaza
                                     New York, NY 10004-2413
                                     800.257.8787

           LEGAL COUNSEL             Chapman and Cutler
              TO SPONSOR             111 West Monroe Street
                                     Chicago, IL 60603

             INDEPENDENT             Arthur Andersen LLP
                  PUBLIC             33 West Monroe Street
             ACCOUNTANTS             Chicago, IL 60603
          FOR THE TRUSTS


                                 --------------

           Except  as to  statements made herein  furnished by  the Trustee, the
Trustee  has  assumed   no  responsibility  for   the  accuracy,  adequacy   and
completeness of the information contained in this Prospectus.

           This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.


           No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any person to whom it is not lawful to make such offer in such state. The Trusts are registered as Unit Investment Trusts under the Investment Company Act of 1940, as amended. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT

                               NUVEEN SERIES 967

               This   Information   Supplement   provides  additional
           information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

               This Information Supplement is dated October 20, 1997. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

                 ----------------------------------------------


GENERAL RISK DISCLOSURE..............................................           2
  Health Care Facility Revenue Obligations...........................           2
  Single Family and Multi-Family Housing Revenue Obligations.........           2
  Single Family Mortgage Revenue Bonds...............................           2
  Congregate Care Revenue Obligations................................           3
  Federally Enhanced Obligations.....................................           3
  Public Housing Authority Revenue Obligations.......................           3
  Industrial Revenue Obligations.....................................           3
  Power Revenue Obligations..........................................           4
  Utility Obligations................................................           4
  Transportation Bonds...............................................           4
  Water and/or Sewerage Revenue Obligations..........................           4
  Resource Recovery Revenue Obligations..............................           5
  Education Revenue Obligations......................................           5
  Bridge and Tollroad Revenue Obligations............................           5
  Dedicated-Tax Supported Revenue Bonds..............................           5
  Municipal Lease Revenue Bonds......................................           5
  Special Obligation to Crossover....................................           5
  Civic Organization Obligations.....................................           5
  Original Issue Discount Bonds and Stripped Obligations.............           5
WHY AND HOW ARE THE BONDS INSURED?...................................           6
ACCUMULATION PLAN....................................................           8
INFORMATION ABOUT THE SPONSOR........................................           9
DESCRIPTION OF RATINGS...............................................          11
HOW THE TRUST COMPARES PERFORMANCE...................................          13
HOW TO CALCULATE YOUR ESTIMATED INCOME...............................          14
Appendix A -- California Disclosure..................................         A-1
Appendix B -- Pennsylvania Disclosure................................         B-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH CARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or
Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be (1) less than the principal amount of Obligations outstanding or
(2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

    CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON BONDS

INSURED TRUSTS--The Insurer's policy unconditionally and irrevocably guarantees the full and complete payment required to be made by or on behalf of the Issuer to the Paying Agent or its successor of an amount equal to (i) the principal of (either at the stated maturity or by an advancement of maturity pursuant to a mandatory sinking fund payment) and interest on, the Bonds as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed by the Insurer's policy shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any owner of the Bonds pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law (a "Preference").

    The Insurer's policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Bond. The Insurer's policy does not, under any circumstance, insure against loss relating to: (i) optional or mandatory redemptions (other than mandatory sinking fund redemptions); (ii) any payments to be made on an accelerated basis; (iii) payments of the purchase price of Bonds upon tender by an owner thereof; or (iv) any Preference relating to (i) through (iii) above. The Insurer's policy also does not insure against nonpayment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Paying Agent or any other paying agent for the Bonds.

    Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Insurer from the Paying Agent or any owner of a Bond the payment of an insured amount for which is then due, that such required payment has not been made, the Insurer on the due date of such payment or within one business day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York, or its successor, sufficient for the payment of any such insured amounts which are then due. Upon presentment and surrender of such Bonds or presentment of such other proof of ownership of the Bonds, together with any appropriate instruments of assignment to evidence the assignment of the insured amounts due on the Bonds as are paid by the Insurer, and appropriate instruments to effect the appointment of the Insurer as agent for such owners of the Bonds in any legal proceeding related to payment of insured amounts on the Bonds, such instruments being in a form satisfactory to State Street Bank and Trust Company, N.A., State Street Bank and Trust Company, N.A. shall disperse to such owners or the Paying Agent payment of the insured amounts due on such Bonds, less any amount held by the Paying Agent for the payment of such insured amounts and legally available therefor.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the Insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    As of December 31, 1996 the Insurer had admitted assets of $4.4 billion (audited), total liabilities of $3.0 billion (audited), and total capital and surplus of $1.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of June 30, 1997, the Insurer had admitted assets of $4.8 billion (unaudited), total liabilities of $3.2 billion (unaudited), and total capital and surplus of $1.6 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    Furthermore, copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available without charge from the Insurer. A copy of the Annual Report on Form 10-K of MBIA, Inc. is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

    Moody's Investors Service rates the claims paying ability of the Insurer "Aaa".

    Standard & Poor's Ratings Service, a division of the McGraw Hill Companies, Inc., rates the claims paying ability of the Insurer "AAA".

    Fitch Investors Service, L.P., rates the claims paying ability of the Insurer "AAA".

    Each rating of the Insurer should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. The Insurer does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by Financial Guaranty Insurance Company ("FGIC"), AMBAC Indemnity Corporation ("AMBAC"), Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), Capital Guaranty Insurance Company ("CGIC"), Financial Security Assurance, Inc. ("FSA"), Municipal Bond Insurance

Association (the "Association"), MBIA Insurance Corporation ("MBIA") or Connie Lee Insurance Company ("ConnieLee"). The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from MBIA (see the preceding disclosure regarding MBIA). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund
      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Growth and Income Stock Fund

Nuveen Balanced Stock and Bond Fund

Nuveen Balanced Municipal and Stock Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund

Nuveen Massachusetts Tax-Free Money Market Fund

Nuveen New York Tax-Free Money Market Fund

Nuveen Tax-Free Reserves, Inc.

Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR


Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.



    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of almost a century of investment experience, including one of the most recognized research departments in the industry.



    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 11 regional offices.



    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

DESCRIPTION OF RATINGS*

    STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1  Very  strong  or strong  capacity to  pay principal  and interest.
              Those   issues   determined   to   possess   overwhelming   safety
              characteristics will be given a plus (+) designation.

        SP-2  Satisfactory capacity to pay principal and interest.

    MOODY'S  INVESTORS  SERVICE, INC.   A  brief  description of  the applicable
Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that,

----------
*As published by the rating companies.

with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH INVESTORS SERVICE, INC. A brief description of the applicable Fitch Investors Service, Inc. rating symbols and their meanings follow:

    AAA--Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

    AA--Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments.

    A--Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

    BBB--Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    FIN-1 Notes assigned this rating are regarded as having the strongest degree of assurance for timely payment.

    FIN-2 Notes assigned this rating reflect a degree of assurance for timely payment only slightly less in degree than the highest category.

HOW THE TRUST COMPARES PERFORMANCE

    The Sponsor may compare the estimated returns of the Trust with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1977 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were almost double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1977*


    The graph appearing on this page of the Information Supplement compares after-tax total returns of $100,000 initially in 1977 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $511,039, $274,434, and $298,682, respectively at the end of 1996. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $500,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.


    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    A comparison of the estimated returns of the Trust and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Trust. U.S. Government bonds are long-term investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    CALIFORNIA INSURED TRUST 293

    $10,000                    DIVIDED  BY $102.14                     =          97.904
    Investment                           Offering price and                       # of units purchased
    (as of 10/17/97)                     accrued interest

    97.904                    X          $5.0253                       =          $492.00
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    PENNSYLVANIA INSURED TRUST 229

    $10,000                    DIVIDED  BY $100.21                     =          99.790
    Investment                           Offering price and                       # of units purchased
    (as of 10/17/97)                     accrued interest

    99.790                    X          $4.8019                       =          $479.18
    # of units purchased                 Annual income per unit                   annual income
                                         (monthly plan)

                                   APPENDIX A
                             CALIFORNIA DISCLOSURE

ECONOMIC FACTORS--CALIFORNIA

    As described above, except to the extent the Fund invests in temporary investments, the Fund will invest substantially all of its assets in California Municipal Obligations. The Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations.

    These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

    During the early 1990's, California experienced significant financial difficulties, which reduced its credit standing, but the state's finances have improved since 1994. The ratings of certain related debt of other issuers for which California has an outstanding lease purchase, guarantee or other contractual obligation (such as for state-insured hospital beds) are generally linked directly to California's rating. Should the financial condition of California deteriorate again, its credit ratings could be further reduced, and the market value and marketability of all outstanding notes and bonds issued by California, its public authorities or local governments could be adversely affected.

ECONOMIC OVERVIEW

    California's economy is the largest among the 50 states and one of the largest in the world. The State's population of more than 32 million represents over 12% of the total United States population and grew by 27% in the 1980s. Total personal income in the State, at an estimated $703 billion in 1994, accounts for almost 13% of all personal income in the nation. Total employment is over 14 million, the majority of which is in the service, trade and manufacturing sectors.

    From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), and financial services, among others, were all severely affected, particularly in Southern California. Job losses were the worst of any post-war recession. Employment levels stabilized by late 1993 and steady growth has occurred since early 1994. Pre-recession job levels are expected to be reached in 1996. Unemployment, while remaining higher than the national average, has come down substantially from its 10% peak in January. Economic indicators show a steady recovery underway in California since the start of 1994. However, any delay or reversal of the recovery may create new shortfalls in State revenues.

CONSTITUTIONAL AND STATUTORY LIMITATIONS ON TAXES AND APPROPRIATIONS

    LIMITATION ON TAXES. Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on AD VALOREM property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of AD VALOREM property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise AD VALOREM taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

    Under Article XIIIA, the basic 1% AD VALOREM tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

    Article XIIIA prohibits local governments from raising revenues through AD VALOREM property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed a non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

    APPROPRIATIONS LIMITS. The State and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" exclude most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

    Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

    The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 to follow more closely growth in the State's economy.

    "Excess" revenues are measured over a two-year cycle. Local governments must return any excess to taxpayers by rate reductions. The State must refund 50% of any excess, with the other 50% paid to schools and community colleges. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years. During Fiscal Year 1986-87, State receipts from proceeds of taxes exceeded its appropriations limit by $1.1 billion, which was returned to taxpayers. Since that year, appropriations subject to limitation have been under the State limit. State appropriations were $6.5 billion under the limit for Fiscal Year 1995-96.

    A 1986 initiative statute, called "Proposition 62," imposed additional limits on local governments, by requiring either majority or 2/3 voter approval for any increases in "general taxes" or "special taxes," respectively (other than property taxes, which are unchangeable). Court decisions had struck down most of Proposition 62 and many local governments, especially cities, had enacted or raised local "general taxes" without voter approval. In September, 1995, the California Supreme Court overruled the prior cases, and upheld the constitutionality of Proposition 62. Many aspects of this decision remain unclear (such as its impact on charter (home rule) cities, and whether it will have retroactive effect), but its future effect will be to further limit the fiscal flexibility of many local governments.

    Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or Article XIIIB on California Municipal Obligations or on the ability of the State or local governments to pay debt service on such California Municipal Obligations. It is not possible, at the present time, to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

OBLIGATIONS OF THE STATE OF CALIFORNIA.

    Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bonds and lease purchase debt of California increased from $9.4 billion at June 30, 1987 to $23.8 billion at February 1, 1996. In FY 1994-95, debt service on general obligation bonds and lease purchase debt was approximately 5.3% of General Fund revenues.

RECENT FINANCIAL RESULTS.

    The principal sources of General Fund revenues in 1994-95 were the California personal income tax (43% of total revenues), the sales tax (34%), bank and corporation taxes (13%), and the gross premium tax on insurance (3%). The State maintains a Special Fund for Economic Uncertainties (the "Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund, but which is required to be replenished as soon as sufficient revenues are available. Year-end balances in the Economic Uncertainties Fund are included for financial reporting purposes in the General Fund balance. In most recent years, the State has budgeted to maintain the Economic Uncertainties Fund at around 3% of General Fund expenditures but essentially no reserve was budgeted from 1992-93, to 1995-96 because revenues had been reduced by the recession and an accumulated budget deficit had to be repaid.

    GENERAL. Throughout the 1980's, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 35%).

    Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994.

    RECENT BUDGETS. As a result of these factors, among others, from the late 1980's until 1992-93, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the SFEU approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large "budget gaps" which were identified. The Legislative and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1995-96, including:

  - significant cuts in health and welfare program expenditures;

  - transfers of program responsibilities and some funding sources from the State to local governments, coupled with some reduction in mandates on local government;

  - transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing state funding for schools;

  - reduction in growth of support for higher education programs, coupled with increases in student fees;

  - revenue increases (particularly in the 1992-93 Fiscal Year budget), most of which were for a short duration;

  - increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration had requested); and

  - various one-time adjustment and accounting changes.

    Despite these budget actions, the effects of the recession led to large unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the Fiscal Year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95 to carry the final retirement of the deficit into 1995-96.

    The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94, 1994-95, and 1995-96 which have reduced the accumulated budget deficit to about $70 million as of June 30, 1996.

    A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future Fiscal Years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue approximately $3.8 billion of registered warrants ("IOUs") over a 2-month period to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders.

    The State's cash condition became so serious that from late spring 1992 until 1995, the State had to rely on issuance of short term notes which matured in a subsequent Fiscal Year to finance its ongoing deficit, and pay current obligations. With the repayment of the last of these deficit notes in April, 1996, the State does not plan to rely further on external borrowing across Fiscal Years, but will continue its normal cash flow borrowings during a Fiscal Year.

    CURRENT BUDGET. For the first time in four years, the State entered the 1995-96 Fiscal Year with strengthening revenues based on an improving economy. The major feature of the Governor's proposed Budget, a 15% phased cut in personal income and business taxes, was rejected by the Legislature.

    The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the Fiscal Year. The Budget Act projected General Fund revenues and transfers of $44.1 billion, a 3.5 percent increase from the prior years. Expenditures were budgeted at $43.4 billion, a 4 percent increase. A principal feature of the 1995-96 Budget Act, in addition to those noted above was the first significant increase in per-pupil funding for public schools and community colleges in four years.

    In its regular budget update in May, 1996, the Department of Finance indicated that, with the strengthening economy, State General Fund revenues for 1995-96 would be about $46.1 billion, some $2 billion higher than originally estimated. Because of mandated spending for public schools, the failure to receive expected federal aid for illegal immigrants, and the failure of Congress to enact welfare reform which the Administration had expected would reduce State costs, expenditures for 1995-96 were also increased, to about $45.4 billion. As a result, the Department estimated that the accumulated budget deficit would be reduced to about $70 million as of June 30, 1996.

    As a result of the improved revenues, that State's cash position has substantially recovered. Only $2 billion of cash flow borrowing was needed during 1995-96, and only about $3 billion is projected for 1996-97, with no external borrowing over the end of the Fiscal Year.

    The Governor's proposed budget for 1996-97 projects $47.1 billion of revenues and transfers, and $46.5 billion of expenditures, resulting in a budget reserve at June 30, 1997 of about $500 million. A number of issues related to the 1996-97 budget still have to be resolved, including the Governor's tax reduction proposals, and his proposals for further health and welfare cuts.

    BOND RATING.    State  general obligation bonds  are currently  rated A1  by
Moody's and A by S&P. Both of these ratings have been reduced in several stages from AAA levels which the State held until late 1991.

    There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

LEGAL PROCEEDINGS.

    The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the state's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by California to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if California eventually loses, the final remedies may not have to be implemented in one year.

OBLIGATIONS OF OTHER ISSUERS

    OTHER ISSUERS OF CALIFORNIA MUNICIPAL OBLIGATIONS. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

    STATE ASSISTANCE. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. Local governments have in return received greater revenues and greater flexibility to operate health and welfare programs. To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may continue to be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At least one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in

August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. Los Angeles County, the largest in the State, faced a nominal $1.2 billion gap in its 1995-96 budget, half of which was in the County health care system. The gaps were closed only with significant cuts in services and personnel, particularly in the health care system, federal aid, and transfer of some funds from other local governments to the County pursuant to special legislation. The County's debt was downgraded by Moody's and S&P in the summer of 1995. Orange County, just emerged from Federal Bankruptcy Court protection in June 1996, has significantly reduced county services and personnel, and faces strict financial conditions following large investment fund losses in 1994 which resulted in bankruptcy.

    ASSESSMENT BONDS. California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

    CALIFORNIA LONG-TERM LEASE OBLIGATIONS. Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (E.G., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

    Several years ago the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

OTHER CONSIDERATIONS.

    The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by healthcare and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

    Limitations on AD VALOREM property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (E.G., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

    Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

    The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not possible, at present, to predict the extent to which any such legislation will be enacted. Nor is it possible, at present, to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

    Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the Fund could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the federal or State government to appropriate sufficient funds within their respective budget limitations.

CALIFORNIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1997 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 41.20 $    0-121.20      20.0   %     5.31    5.63    5.94    6.25    6.56    6.88    7.19    7.50
  41.20- 99.60      0-121.20      34.5         6.49    6.87    7.25    7.63    8.02    8.40    8.78    9.16
               121.20-181.80      35.5         6.59    6.98    7.36    7.75    8.14    8.53    8.91    9.30
  99.60-151.75      0-121.20      37.5         6.80    7.20    7.60    8.00    8.40    8.80    9.20    9.60
               121.20-181.80      38.5         6.91    7.32    7.72    8.13    8.54    8.94    9.35    9.76
               181.80-228.30      40.5         7.14    7.56    7.98    8.40    8.82    9.24    9.66   10.08
               228.30-255.80      41.5         7.26    7.69    8.12    8.55    8.97    9.40    9.83   10.26
               255.80-304.30      41.0         7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
 151.75-271.05 121.20-181.80      43.0         7.46    7.89    8.33    8.77    9.21    9.65   10.09   10.53
               181.80-228.30      45.5         7.80    8.26    8.72    9.17    9.63   10.09   10.55   11.01
               228.30-255.80      46.5         7.94    8.41    8.88    9.35    9.81   10.28   10.75   11.21
               255.80-304.30      46.0         7.87    8.33    8.80    9.26    9.72   10.19   10.65   11.11
                 Over 304.30      43.5   2     7.52    7.96    8.41    8.85    9.29    9.73   10.18   10.62
   Over 271.05 181.80-228.30      49.5         8.42    8.91    9.41    9.90   10.40   10.89   11.39   11.88
               228.30-255.80      50.0         8.50    9.00    9.50   10.00   10.50   11.00   11.50   12.00
               255.80-304.30      49.5         8.42    8.91    9.41    9.90   10.40   10.89   11.39   11.88
                 Over 304.30      46.5   2     7.94    8.41    8.88    9.35    9.81   10.28   10.75   11.21

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 24.65 $    0-114.15      20.0   %     5.31    5.63    5.94    6.25    6.56    6.88    7.19    7.50
  24.65- 59.75      0-114.15      34.5         6.49    6.87    7.25    7.63    8.02    8.40    8.78    9.16
  59.75-124.65      0-114.15      37.5         6.80    7.20    7.60    8.00    8.40    8.80    9.20    9.60
               114.15-121.20      38.0         6.85    7.26    7.66    8.06    8.47    8.87    9.27    9.68
               121.20-141.65      39.5         7.02    7.44    7.85    8.26    8.68    9.09    9.50    9.92
               141.65-243.70      39.0         6.97    7.38    7.79    8.20    8.61    9.02    9.43    9.84
 124.65-271.05 121.20-141.65      44.0         7.59    8.04    8.48    8.93    9.38    9.82   10.27   10.71
               141.65-243.70      44.0         7.59    8.04    8.48    8.93    9.38    9.82   10.27   10.71
                 Over 243.70      43.5   2     7.52    7.96    8.41    8.85    9.29    9.73   10.18   10.62
   Over 271.05   Over 243.70      46.5   3     7.94    8.41    8.88    9.35    9.81   10.28   10.75   11.21
------------------
      1 The table reflects the effect of the limitations  on itemized deductions and the deduction for personal exemptions.  They were  designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal  combined Federal and state  tax rate to  approximately 50.19 percent for  taxpayers filing a  joint return  and entitled to four personal exemptions and to approximately 46.63 percent for taxpayers filing a single return entitled to only one  personal exemption. These  limitations are subject  to certain maximums,  which depend on  the number of  exemptions claimed  and the total amount of the taxpayer's itemized deductions.  For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions.
      2 Combined Federal and state tax rate  reverts to 41.95% rate after the 80%  cap on the limitation on itemized  deductions, under federal or state law, as appropriate has been met.
      3 Combined Federal and state tax rate reverts to 45.22% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B
                            PENNSYLVANIA DISCLOSURE

ECONOMIC FACTORS--PENNSYLVANIA

    RISK FACTORS--Prospective investors should consider the financial difficulties and pressures that the Commonwealth of Pennsylvania (the "Commonwealth" or "Pennsylvania") and certain of its municipal subdivisions have undergone. Both the Commonwealth and the City of Philadelphia have historically experienced significant revenue shortfalls. There can be no assurance that the Commonwealth will not experience further declines in economic conditions or that portions of the municipal obligations purchased by the Fund will not be affected by such declines. Without intending to be complete, the following briefly summarizes some of these difficulties and the current financial situation, as well as some of the complex factors affecting the financial situation in the Commonwealth. It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in the Commonwealth. No independent verification has been made of the following information.

    STATE ECONOMY--The Commonwealth of Pennsylvania is one of the most populous states, ranking fifth behind California, New York, Texas and Florida. Pennsylvania is an established yet growing state with a diversified economy. It is the headquarters for 58 major corporations. Pennsylvania had been historically identified as a heavy-industry state. That reputation has changed over the last thirty years as the coal, steel and railroad industries declined and the Commonwealth's business environment readjusted to reflect a more diversified industrial base. This economic readjustment was a result of a long-term shift in jobs, investment and workers away from the northeast part of the nation. Currently, the major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions.

    Pennsylvania's agricultural industries remain an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually. Agribusiness and food-related industries support $39 billion in economic activity annually. Over 51,000 farms form the backbone of the State's agricultural economy. Farmland in Pennsylvania includes over four million acres of harvested cropland and four million acres of pasture and farm woodlands -- nearly one-third of the Commonwealth's total land area.
Agricultural diversity in the Commonwealth is demonstrated by the fact that Pennsylvania ranks among the top ten states in the production of a number of agricultural products.

    Non-agricultural employment in Pennsylvania over the ten years ending in 1995 increased at an annual rate of 1.02 percent. This rate compares to a 0.36 percent rate for the Middle Atlantic region and a 1.8 percent rate for the United States during the period from 1986 through 1995. For the last three years, employment in the Commonwealth has increased 3.4 percent. The growth in employment experienced in Pennsylvania during this period is higher than the 2.9 percent growth in the Middle Atlantic region.

    Non-manufacturing employment in Pennsylvania has increased in recent years to 82.1 percent of total employment in 1995 and to 82.5 percent as of December 1996. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing 17.9 percent of 1995 non-agricultural employment and 17.5 percent as of December 1996, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1995, the services sector accounted for 30.4 percent of all non-agricultural employment while the trade sector accounted for 22.8 percent.

    Pennsylvania's  annual  average  unemployment rate  was  below  the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. The resumption of faster economic growth resulted in a decrease in the
Commonwealth's unemployment rate to 7.1 percent in 1993. In 1994 and 1995, Pennsylvania's annual average unemployment rate was below the Middle Atlantic Region's average, but slightly higher than that of the United States. For
January 1997 the unadjusted unemployment rate was 5.3 percent in the Commonwealth and 5.9 percent in the United States, while the seasonally adjusted unemployment rate for the Commonwealth was 4.7 percent compared to 5.4 percent for the United States.

    STATE BUDGET--The Commonwealth operates under an annual budget that is formulated and submitted for legislative approval by the Governor each February. The Pennsylvania Constitution requires that the Governor's budget proposal consist of three parts: (i) a balanced operating budget setting forth proposed expenditures and estimated revenues from all sources and, if estimated revenues and available surplus are less than proposed expenditures, recommending specific additional sources of revenue sufficient to pay the deficiency; (ii) a capital budget setting forth proposed expenditures to be financed from the proceeds of obligations of the Commonwealth or its agencies or from operating funds; and
(iii) a financial plan for not less than the succeeding five fiscal years, that includes for each year projected operating expenditures and estimated revenues and projected expenditures for capital projects. The General Assembly may add, change or delete any items in the budget prepared by the Governor, but the Governor retains veto power over the individual appropriations passed by the legislature. The Commonwealth's fiscal year begins on July 1 and ends on June 30.

    All funds received by the Commonwealth are subject to appropriation in specific amounts by the General Assembly or by executive authorization by the Governor. Total appropriations enacted by the General Assembly may not exceed the ensuing year's estimated revenues, plus (less) the unappropriated fund balance (deficit) of the preceding year, except for constitutionally authorized debt service payments. Appropriations from the principal operating funds of the Commonwealth (the General Fund, the Motor License Fund and the State Lottery
Fund) are generally made for one fiscal year and are returned to the unappropriated surplus of the fund if not spent or encumbered by the end of the fiscal year. The Constitution specifies that a surplus of operating funds at the end of a fiscal year must be appropriated for the ensuing year.

    Pennsylvania uses the "fund" method of accounting. For purposes of government accounting, a "fund" is an independent fiscal and accounting entity with a self-balancing set of accounts, recording cash and/or other resources together with all related liabilities and equities that are segregated for the purpose of carrying on specific activities or attaining certain objectives in accordance with the fund's special regulations, restrictions or limitations. In the Commonwealth, funds are established by legislative enactment or in certain cases by administrative action. Over 150 funds have been established for the purpose of recording the receipt and disbursement of moneys received by the Commonwealth. Annual budgets are adopted each fiscal year for the principal operating funds of the Commonwealth and several other special revenue funds. Expenditures and encumbrances against these funds may only be made pursuant to appropriation measures enacted by the General Assembly and approved by the Governor. The General Fund, the Commonwealth's largest fund, receives all tax revenues, non-tax revenues and federal grants and entitlements that are not specified by law to be deposited elsewhere. The majority of the Commonwealth's operating and administrative expenses are payable from the General Fund. Debt service on all bond indebtedness of the Commonwealth, except that issued for highway purposes or for the benefit of other special revenue funds, is payable from the General Fund.

    Financial information for the principal operating funds of the Commonwealth are maintained on a budgetary basis of accounting, which is used for the purpose of ensuring compliance with the enacted operating budget. Since 1984, the Commonwealth has also prepared annual financial statements in accordance with generally accepted accounting principles ("GAAP"). Budgetary basis financial reports are based on a modified cash basis of accounting as opposed to a modified accrual basis of accounting prescribed by GAAP. The budgetary basis financial information is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

    FINANCIAL CONDITION AND RESULTS OF OPERATIONS.-- The fiscal years 1992 through 1996 were years of recovery for Pennsylvania from the recession in 1990 and 1991. The recovery fiscal years were characterized by modest economic growth and low inflation rates in the Commonwealth. These economic conditions, combined with several years of tax reductions following the various tax rate increases and tax base expansions enacted in fiscal 1991 for the General Fund, produced modest increases in Pennsylvania's tax revenues during the period. Tax revenues from fiscal 1992 through fiscal 1996 rose at an annual average rate of 2.8 percent. Total revenues and other income sources increased during this period by an average annual rate of 3.3 percent. Expenditures and other uses during the fiscal 1992 through fiscal 1996 period rose at a 4.4 percent annual rate, led by annual average increases of 14.2 percent for protection of persons and property program costs and 11.4 percent for capital outlay costs. Expenditure reductions for fiscal 1996 from the previous fiscal year for operating transfers out and for conservation of natural resources program costs were the result of accounting changes affecting the General Fund and the Motor License Fund and a recategorization of expenditures due to a departmental restructuring in the General Fund. At the close of fiscal 1996, the fund balance for the governmental fund types totaled $1,986.3 million, an increase of $58.7 million over fiscal 1995 and $758.5 million over fiscal 1992.

    FINANCIAL RESULTS FOR RECENT FISCAL YEARS (GAAP BASIS).--The five-year period from fiscal 1992 through fiscal 1996 recorded a 4.6 percent average annual increase in revenues and other sources, led by an average annual increase of 13.2 percent for intergovernmental revenues. The increase for intergovernmental revenues in fiscal 1996 is partly due to an accounting change. Tax revenues during the five-year period increased an average of 2.5 percent as modest economic growth, low inflation rates and several tax rate reductions and other tax reduction measures constrained the growth of tax revenues. The tax reduction measures followed a $2.7 billion tax increase measure adopted for the 1992 fiscal year.

    Expenditures and other uses during the fiscal 1992 through fiscal 1996 period rose at an average annual rate of 6.0 percent led by increases of 14.2 percent for protection of persons and property program costs. The costs of a prison expansion program and other correctional program expenses are responsible for the large percentage increase. A reduction in debt service costs at an average annual rate of 29.1 percent over the five-year period is a result of reduced short-term borrowing for cash flow purposes. Improved financial results and structural cash flow modifications contributed to the lower borrowing. Efforts to control costs for various social welfare programs and the presence of favorable economic conditions have led to a modest 5.6 percent increase for public health and welfare costs for the five year period.

    The fund balance at June 30, 1996 total $635.2 million, a $547.7 million increase from a balance of $87.5 million at June 30, 1992.

    FISCAL 1994 FINANCIAL RESULTS (BUDGETING BASIS).--Commonwealth revenues during the 1994 fiscal year totaled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over commonwealth revenues during the 1993 fiscal year. The sales tax was an important contributor to the higher than estimated revenues. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax that ended the 1994 fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totaled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and prisons spending contributed to the rate of spending growth for the 1994 fiscal year. The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million.

    FISCAL 1995 FINANCIAL RESULTS (BUDGETARY BASIS).--Commonwealth revenues for the 1995 fiscal year were above estimate and exceeded fiscal year expenditures and encumbrances. Fiscal 1995 was the fourth consecutive fiscal year the Commonwealth reported an increase in the fiscal year-end unappropriated balance. Prior to reserves for transfer to the Tax Stabilization Reserve Fund, the fiscal 1995 closing unappropriated surplus was $540.0 million, an increase of $204.2 million over the fiscal 1994 closing unappropriated surplus prior to transfers.

    Commonwealth revenues during the 1995 fiscal year were $459.4 million, 2.9 percent, above the estimate of revenues used at the time the 1995 fiscal year budget was enacted. Corporation taxes contributed $329.4 million of the additional receipts largely due to higher receipts from the corporate net income tax. Fiscal 1995 revenues from the corporate net income tax were 22.6 percent over collections in fiscal 1994 and include the effects of the reduction of the tax rate from 12.25 percent to 11.99 percent that became effective with tax years beginning on and after January 1, 1994. The sales and use tax and miscellaneous revenues also showed strong year-over-year growth that produced above-estimate revenue collections. Sales and use tax revenues were $5,526.9 million, $128.8 million above the enacted budget estimate and 7.9 percent over fiscal 1994 collections. Tax receipts from both motor vehicle and non-motor vehicle sales contributed to the higher collections. Miscellaneous revenue collections for fiscal 1995 were $183.5 million, $44.9 million above estimate and were largely due to additional investment earnings, escheat revenues and other miscellaneous revenues.

    FISCAL 1996 FINANCIAL RESULTS (BUDGETARY BASIS).--Commonwealth revenues (prior to tax refunds) for the 1996 fiscal year increased by $113.9 million over the prior fiscal year to $16,338.5 million representing a growth rate of 0.7 percent. Tax rate reductions and other tax law changes substantially reduced the amount and rate of revenue growth for the fiscal year. The Commonwealth has estimated that tax changes enacted for the 1996 fiscal year reduced Commonwealth revenues by $283.4 million representing 1.7 percentage points of fiscal 1996 growth in Commonwealth revenues. The most significant tax changes enacted for the 1996 fiscal year were (i) the reduction of the corporate net income tax rate to 9.99 percent; (ii) double weighing of the sales factor of the corporate net income apportionment calculation; (iii) an increase in the maximum annual allowance for a net operating loss deduction from $0.5 million to $1.0 million;
(iv) an increase in the basic exemption amount for the capital stock and franchise tax; (v) the repeal of the tax on annuities; and (vi) the elimination of inheritance tax on transfers of certain property to surviving spouses.

    Among the major sources of Commonwealth revenues for the 1996 fiscal year, corporate tax receipts declined $338.4 million from receipts in the prior fiscal year, largely due to the various tax changes enacted for these taxes. Corporate tax changes were enacted to reduce the cost of doing business in Pennsylvania for the purpose of encouraging business to remain in Pennsylvania and to expand employment opportunities within the state. Sales and use tax receipts for the fiscal year increased $155.5 million, or 2.8 percent, over receipts during fiscal 1995. All of the increase was produced by the non-motor vehicle portion of the tax as receipts from the sale of motor vehicles declined slightly for fiscal 1996. Personal income tax receipts for the fiscal year increased $291.1 million, or 5.7 percent, over receipts during fiscal 1995. Personal income tax receipts were aided by a 10.2 percent increase in nonwithholding tax payments which generally are comprised of quarterly estimated and annual final return tax payments. Non-tax receipts for the fiscal year increased $23.7 million for the fiscal year. Included in that increase was $67 million in net receipts from a tax amnesty program that was available for a portion of the 1996 fiscal year. Some portion of the tax amnesty receipts represent normal collections of delinquent taxes. The tax amnesty program is not expected to be repeated.

    The unappropriated surplus (prior to transfers to Tax Stabilization  Reserve
Fund) at the close of the fiscal year for the General Fund was $183.8 million, $65.5 million above estimate. Transfers to the Tax Stabilization Reserve Fund from fiscal 1996 operations will be $27.6 million. This amount represents the fifteen percent of the fiscal year ending unappropriated surplus transfer provided under current law. With the addition of this transfer and anticipated interest earnings, the Tax Stabilization Reserve Fund balance will be $211 million.

    FISCAL 1997 BUDGET.--The enacted fiscal 1997 budget provides for expenditures from Commonwealth revenues of $16,375.8 million, an increase of 0.6% over appropriated amounts from Commonwealth revenues for fiscal 1996. The fiscal 1997 budget is based on anticipated Commonwealth revenues before refunds of $16,744.5 million, an increase over actual fiscal 1996 revenues of 2.5 percent.

    Increased authorized spending for fiscal 1997 is driven largely by increased costs of the corrections and the probation and parole programs. Continuation of the trend of rapidly rising inmate populations increases operating costs for correctional facilities and requires the opening of new facilities. The fiscal 1997 budget contains an appropriation increase in excess of $110 million for these programs. The approved budget also contains some departmental restructurings. The Department of Community Affairs was eliminated with certain of its programs transferred to the Department of Commerce that has been renamed the Department of Community and Economic Development. In addition to assuming some of the community programs, a significant restructuring of the economic development programs was completed with the establishment of the new Department of Community and Economic Development. Although the departmental restructurings are estimated to save approximately $8 million, a $25 million increase in funds was committed to economic and community development programs for fiscal 1997.

    Providing funding for these program increases in a fiscal year budget where appropriations increased by only $96.7 million, or 0.6 percent, required reductions and savings in other programs funded from the General Fund. A major reform of the current welfare system was enacted in May 1996 to encourage recipients toward self-sufficiency through work requirements, to provide temporary support for families showing personal responsibility and to maintain safeguards for those who cannot help themselves. Net savings to the fiscal 1997 budget of $176.5 million is anticipated. Many of these savings are redirected in the fiscal 1997 budget toward providing additional support services to those working and seeking work. Of the net savings, $21 million is committed to job training opportunities and an additional $69 million towards making day care services available to welfare recipients for work opportunities. The fiscal 1997 budget also provides additional funding without requiring additional appropriations. An actuarial reduction of 112 basis points in the employer contribution rate is estimated to save school districts approximately $21 million for the fiscal year. Additional savings can be expected to be realized by school districts from legislated changes to teacher sabbatical leaves and worker's compensation insurance.

    PROPOSED FISCAL 1998 BUDGET.--On February 4, 1997, the Governor presented his proposed General Fund budget for fiscal 1998 to the General Assembly. Revenue estimates in the proposed budget were developed using a national economic forecast with projected annual growth rates below two percent. Total Commonwealth revenues before reductions for refunds and proposed tax changes are estimated to be $17,339.2 billion, 2.4 percent above revised estimates for fiscal 1997. Proposed appropriations against those revenues total $16,915.7 million, a 2.7 percent increase over currently estimated fiscal 1997 appropriations. As proposed, the fiscal 1998 budget assumes the draw down of the currently estimated $177.6 million unappropriated surplus at June 30, 1997; however, no appropriation lapses are included in this projection. Four tax law proposals and a proposed increase transfer of taxes to a special purpose are included in the proposed budget. Together these items are estimated to reduce fiscal 1998 Commonwealth revenues by $66.9 million. All require legislative enactment. The General Assembly is reviewing the proposed budget in hearings before its committees. The General Assembly may change, eliminate or add amounts and items to the Governor's proposed budget and there can be no assurance that the budget, as prepared by the Governor, will be enacted into law.

    DEBT LIMITS AND OUTSTANDING DEBT.--The Pennsylvania Constitution permits the issuance of the following types of debt: (i) debt to suppress insurrection or rehabilitate areas affected by disaster; (ii) electorate approved debt; (iii) debt for capital projects subject to an aggregate outstanding debt limit of 1.75 times the annual average tax revenues of the preceding five fiscal years; and
(iv) tax anticipation notes payable in the fiscal year of issuance.

    Under the Pennsylvania Fiscal Code, the Auditor General is required to certify to the Governor and the General Assembly certain information regarding the Commonwealth's indebtedness. According to the February 28, 1997 Auditor General certificate, the average annual tax revenues deposited in all funds in the five fiscal years ended June 30, 1996 was approximately $18.9 billion, and, therefore, the net debt limitation for the 1997 fiscal year is $33.1 billion. Outstanding net debt totaled $3.9 billion at June 30, 1996, approximately equal to the net debt at June 30, 1995. At February 28, 1997, the amount of debt authorized by law to be issued, but not yet incurred, was $17.3 billion.

    Outstanding general obligation debt totaled $5,054.5 million at June 30, 1996, an increase of $9.1 million from June 30, 1995. Over the ten-year period ending June 30, 1996, total outstanding general obligation debt increased at an annual rate of 1.1 percent. Within the most recent five-year period, outstanding general obligation debt has grown at an annual rate of 1.1 percent.

    DEBT RATINGS.--All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

    CITY OF PHILADELPHIA.--The City of Philadelphia (the "City" or "Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia experienced a series of general fund deficits for fiscal years 1988 through 1992 which culminated in serious financial difficulties for the City. In its 1992 Comprehensive Annual Financial Report, Philadelphia reported a cumulative general fund deficit of $71.4 million for fiscal year 1992.

    In June 1991, the Pennsylvania legislature established the Pennsylvania Intergovernmental Cooperation Authority ("PICA"), a five-member board to assist Philadelphia in remedying fiscal emergencies. PICA is designed to provide assistance through the issuance of funding debt and to make factual findings and recommendations to Philadelphia concerning its budgetary and fiscal affairs. The legislation empowered PICA to issue notes and bonds on behalf of Philadelphia, and also authorized Philadelphia to levy a one-percent sales tax the proceeds of which would be used to pay off the bonds. In return for PICA's fiscal assistance, Philadelphia is required, among other things, to establish five-year financial plans that include balanced annual budgets. Under the legislation, if Philadelphia does not comply with such requirements, PICA may withhold bond revenues and certain state funding. At this time, the City is operating under a five-year fiscal plan approved by PICA on April 30, 1996. As of February 28, 1997, PICA has issued approximately $1,761.7 million of its Special Tax Revenue Bonds. The financial assistance has included the refunding of certain city general obligation bonds, funding of capital projects and the liquidation of the City's Cumulative General Fund balance deficit as of June 30, 1992 of $224.9 million.

    No further PICA bonds are to be issued by PICA for the purpose of financing a capital project or deficit as the authority for such bond sales expired on December 31, 1994. PICA's authority to issue debt for the purpose of financing a cash flow deficit expired on December 31, 1996. Its ability to refund existing outstanding debt is unrestricted. PICA had $1,146.2 million in Special Tax Revenue Bonds outstanding as of June 30, 1996.

    The audited General fund balance of the City as of June 30, 1994, 1995 and 1996 showed a surplus of approximately $15.4 million, $80.5 million and $118.5 million, respectively.

    S&P's rating on Philadelphia's general obligation bonds is "BBB-." Moody's rating is currently "Baa."

    LITIGATION.--The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations. The Commonwealth also faces tort claims made possible by the limited waiver of sovereign immunity effected by Act 152, approved September 28, 1978, as amended. Under the Act, damages for any loss are limited to $250,000 per person and $1 million for each accident.

PENNSYLVANIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1997 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table does not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 41.2 $    0-121.20      17.5   %     5.76    6.06    6.36    6.67    6.97    7.27    7.58    7.88
    41.2- 99.6      0-121.20      30.0         6.79    7.14    7.50    7.86    8.21    8.57    8.93    9.29
               121.20-181.80      31.0         6.88    7.25    7.61    7.97    8.33    8.70    9.06    9.42
   99.6-151.75      0-121.20      33.0         7.09    7.46    7.84    8.21    8.58    8.96    9.33    9.70
               121.20-181.80      34.0         7.20    7.58    7.95    8.33    8.71    9.09    9.47    9.85
               181.80-304.30      36.5         7.48    7.87    8.27    8.66    9.06    9.45    9.84   10.24
 151.75-271.05 121.20-181.80      39.0         7.79    8.20    8.61    9.02    9.43    9.84   10.25   10.66
               181.80-304.30      42.0         8.19    8.62    9.05    9.48    9.91   10.34   10.78   11.21
                 Over 304.30      39.0   2     7.79    8.20    8.61    9.02    9.43    9.84   10.25   10.66
   Over 271.05 181.80-304.30      45.5         8.72    9.17    9.63   10.09   10.55   11.01   11.47   11.93
                 Over 304.30      42.5   3     8.26    8.70    9.13    9.57   10.00   10.43   10.87   11.30

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 24.65 $    0-121.20      17.5         5.76    6.06    6.36    6.67    6.97    7.27    7.58    7.88
  24.65- 59.75      0-121.20      30.0         6.79    7.14    7.50    7.86    8.21    8.57    8.93    9.29
  59.75-124.65      0-121.20      33.0         7.09    7.46    7.84    8.21    8.58    8.96    9.33    9.70
               121.20-243.70      34.5         7.25    7.63    8.02    8.40    8.78    9.16    9.54    9.92
 124.65-271.05 121.20-243.70      39.5         7.85    8.26    8.68    9.09    9.50    9.92   10.33   10.74
                 Over 243.70      39.0   2     7.79    8.20    8.61    9.02    9.43    9.84   10.25   10.66
   Over 271.05   Over 243.70      42.5   3     8.26    8.70    9.13    9.57   10.00   10.43   10.87   11.30

------------------

       1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined tax rate to approximately 45.71 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 42.45 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

       2 Marginal combined tax rate reverts to 37.79% after the 80% cap on the limitation on itemized deductions has been met.

       3 Marginal combined tax rate reverts to 41.29% after the 80% cap on the limitation on itemized deductions has been met.

STATEMENT OF DIFFERENCES BETWEEN ELECTRONIC FILING AND PRINTED DOCUMENT.

   Pursuant to Rule 499(c) (7) under the Securities Act of 1933 and Rule 20-11 under the Investment Company Act of 1940, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:

   (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.

   (2) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.

   (3) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

   The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                                      AMOUNT
    United Pacific Insurance Co.                                          $10,000,000
    Reliance Insurance Company
    B 74 92 20
    Aetna Casualty and Surety                                             $10,000,000
    08 F10618BCA
    St. Paul Insurance Co.                                                $ 6,000,000
    400 HC 1051

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                           The cross-reference sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

   This Amendment No. 1 to the Registration Statement contains multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical will the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  UNDERTAKINGS:

   1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

   2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

   The Registrant, Nuveen Tax-Free Unit Trust, Series 967 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt
Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:

   (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

   (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

   (3)  that it has complied with Rule 460 under the Securities Act of 1933.


   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 967 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on October 20, 1997.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES 967
                                                             (Registrant)

                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  Anna R. Kucinskis
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Karen L. Healy
                                          --------------------------------------
                                                             Assistant Secretary

   Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*                 DATE
Timothy T. Schwertfeger        Chairman, Board of Directors         )
                               Chief Executive Officer and          )
                               Director                             )
                                                                    )
Anthony T. Dean                President, Chief Operating           )
                               Officer and Director                 )          Gifford R. Zimmerman
                                                                    )           Attorney-In-Fact**
                                                                    )
John P. Amboian                Chief Financial Officer and          )            October 20, 1997
                               Executive Vice President             )
                                                                    )
                                                                    )
O. Walter Renfftlen            Vice President and Controller        )
                               (Principal Accounting Officer)       )
                                                                    )
                                                                    )


--------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney were filed on Form SE for Messrs. Renfftlen, Dean and Schwertfeger with the Amendment to the Registration Statement on Form S-6 of Nuveen Tax-Free Unit Trust, Series 671 (File No. 33-49175). The Power of Attorney for Messr. Amboian was filed with the Amendment to the Registration statement on Form S-6 of Nuveen Tax-Free Unit Trust, Series 823 (File No. 33-62325).

967


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.

                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                         CONSENT OF STANDARD & POOR'S,
                    A DIVISION OF THE MCGRAW-HILL COMPANIES

    The consent of Standard & Poor's, a Division of The McGraw-Hill Companies, to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)      Copy of Standard Terms and Conditions of Trust between John Nuveen & Co.  Incorporated,
            Depositor,  and The Chase Manhattan  Bank, Trustee (as Exibit  1.1 (a) to the Sponsor's
            Registration Statement  on Form  S-6  relating to  Series 823  of  the Fund  (file  No.
            33-62325) and incorporated herein by reference).
1.1(b)      Trust Indenture and Agreement.
2.1         Copy  of  Certificate  of  Ownership (Included  in  Exhibit  1.1(a) on  pages  2  to 8, inclusive, and incorporated herein by reference).
3.1         Opinion of counsel as to legality of securities being registered.
3.2         Opinion of counsel as to Federal income tax status of securities being registered.
3.3         Opinions of special state counsel  to the Fund for state  tax matters as to income  tax status  to residents of the respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
4.1         Consent of Standard & Poor's, a Division of The McGraw-Hill Companies.
4.2         Consent of Kenny S&P Evaluation Services.
4.3         Consent of Carter, Ledyard & Milburn.
4.4         Consent of Arthur Andersen LLP
6.1         List of Directors and Officers of Depositor and other related information (incorporated by reference to Form S-6  [File No. 33-62325] filed on  September 7, 1995 on behalf  of
            Nuveen Tax-Free Unit Trust, Series 823).